UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VINYL PRODUCTS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

927592 105
(CUSIP Number)

DOUG BRACKIN
C/O VINYL PRODUCTS, INC.
30950 Rancho Viejo Rd. #120
San Juan Capistrano, CA  92675
 (949) 373-7281
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Doug Brackin
| 2 |	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
| 3 |	SEC Use Only

| 4 |	Source of Funds

OO
| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
| 6 |	Citizenship or Place of Organization

Nevada
	| 7 |	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With
20,000,000
	| 8 |	Shares Voting Power
N/A
	| 9 |	Sole Dispositive Power

20,000,000
	| 10 |	Shared Dispositive Power

N/A
| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
20,000,000
| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
| 13 |	Percent of Class Represented by Amount in Row (11)

99.7%
| 14 |	Type of Reporting Person

IN

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Joy Brackin
| 2 |	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
| 3 |	SEC Use Only

| 4 |	Source of Funds

OO
| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
| 6 |	Citizenship or Place of Organization

United States
	| 7 |	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With
20,000,000
	| 8 |	Shares Voting Power
N/A
	| 9 |	Sole Dispositive Power

20,000,000
	| 10 |	Shared Dispositive Power

N/A
| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
20,000,000
| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
| 13 |	Percent of Class Represented by Amount in Row (11)

99.7%
| 14 |	Type of Reporting Person

IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Vinyl Products, Inc. (the “Company”).  The principal executive offices of the Company are located at 30950 Rancho Viejo Rd. #120, San Juan Capistrano, CA  92675.

Item 2. Identity and Background

This Statement on Schedule 13D is being filed by the following entities and individuals (collectively, the
"Reporting Persons"):

(a) Doug Brackin, an individual and a citizen of the United States of America.   Mr. Brackin’s business address is 30950 Rancho Viejo Rd #120, San Juan Capistrano, CA  92675.  Mr. Brackin is President and a member of the Board of Directors of the Company.

(b) Joy Brackin, an individual and a citizen of the United States of America.   Mrs. Brackin’s business address is 30950 Rancho Viejo Rd #120, San Juan Capistrano, CA  92675.  Mrs. Brackin is the spouse of Doug Brackin.

During the last five years, no Reporting Person: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Amount of Funds or Other Compensation

On December 31, 2010, the Company acquired all of the membership interests in Brackin O’Connor, LLC (“Brackin O’Connor”) in exchange for 20,000,000 shares of its common stock issued to the members of Brackin O’Connor:  Doug Brackin and Joy Brackin.   Doug Brackin and Joy Brackin are husband and wife.

Based on information provided by the Company regarding its outstanding securities, Doug Brackin and Joy Brackin currently holds approximately 99.7% of the Company’s common stock and voting power of the Company’s outstanding securities.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons acquired the securities of the Company in a transaction which relates to or results in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

The Reporting Persons does not have any present plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)
Items 7, 8, 9, 10, 11 and 13 from pages 2 and 3 of this statement are incorporated herein by reference. The Reporting Persons own 20,000,000 shares of the Company’s Common Stock, representing 99.7% of the Company's outstanding Common Stock, based upon 20,064,000 shares outstanding as disclosed by the Company in the transactions described in Item 3 aboveand other information provided by the Company regarding its outstanding securities.

(c)	The Reporting Persons acquired the common stock as a result of the transactions discussed in Item 3 above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e)	N/A.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

Exhibit 1(1)	Equity Exchange Agreement

Exhibit 2	Joint Filing Agreement dated January 11, 2011

(1)	Filed as an Exhibit to the Company’s Form 8-K filed with the Securities and Exchange Commission on January 6, 2011, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2011

DOUG BRACKIN

 /s/ Doug Brackin

JOY BRACKIN

 /s/ Joy Brackin